1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 4, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,225

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,225 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI ACWI Low Carbon Target ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on November 13, 2014. For your convenience, your comments are summarized below and is followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: When was the Underlying Index created? In addition, how many issuers comprise the Underlying Index and how often is it rebalanced?

Response: The MSCI ACWI Low Carbon Target Index, the Underlying Index, was launched on September 23, 2014. The Underlying Index had 1,694 constituents as of October 31, 2014, and is rebalanced semi-annually.

Comment 2: Please consider adding disclosure in the summary prospectus describing how carbon exposure is determined for a particular issuer.

Response: The Trust has added disclosure describing how carbon exposure is determined for a particular issuer.

Comment 3: Please clarify that carbon exposure may not be an indication of market performance.

Response: The requested clarification has been made.

Comment 4: Please confirm whether the Fund is subject to small- and/or mid-capitalization risk.

Response: Given the methodology of the Index Provider, the Underlying Index is comprised exclusively of large- and mid-capitalization companies. As a result, the Fund is subject to mid-capitalization company risk, but not small-capitalization company risk.

Comment 5: Please confirm whether the Fund is currently concentrated in a particular industry.

Response: The concentration of the Fund, if any, may vary over time. As disclosed in the prospectus, the Fund may be concentrated in a particular industry or group of industries to the extent that the Underlying Index is concentrated in a particular industry or group of industries. To the extent that the Fund’s holdings in a particular industry is a principal risk of the Fund, risk disclosure is provided in the summary prospectus.

Comment 6: Please confirm whether exposure to emerging markets is a principal risk of the Fund.

Response: The Fund’s exposure to emerging markets, given the current composition of the Underlying Index, is not a principal risk of the Fund.

*    *    *    *    *

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.

Kyle Wirth, Esq.

Katherine Drury

Michael Gung

Seong Kim